Exhibit 99.1

ReneSola Announces Fourth Quarter and Full Year 2016 Results

Shanghai, China, March 28, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy efficient technology products, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Highlights

	Q4 2016	Q/Q Change	Y/Y Change
Revenue	$232.1	+24.1%	-21.7%
Gross Profit	$5.0	-73.7%	-89.5%
Operating Loss	($21.8)	N/A	N/A
Net Loss	($25.5)	N/A	N/A

•	Revenue of $232.1 million was in line with the management guidance range of $220 million to $240 million;
•	Gross margin was 2.1%, compared to 10.1% in Q3 2016 and 16.0% in Q4 2015;
•	Net loss was $25.5 million, compared to net loss of $20.5 million in Q3 2016 and net income of $6.7 million in Q4 2015;
•	Total external module shipments were 330.7 MW while module shipments to the Company’s downstream projects were approximately 12.3 MW;
•	Total external wafer shipments were 305.9 MW, compared to 290.5 MW in Q3 2016 and 270.3 MW in Q4 2015;
•	Successfully sold six utility-scale projects in the UK with total capacity of approximately 26 MW and rooftop projects in China with aggregate capacity of 2 MW;
•	Recognized revenue of $39.5 million from the sale of six utility-scale projects in the UK;
•	As of March 20, 2017, the Company had a solar power project pipeline of over 1 GW, of which 707 MW are projects that are “shovel-ready”;
•	LED sales increased by 30.8% compared to Q3 2016 with gross margin of approximately 25.6%; and
•	Total borrowings reduced by $74.7 million to $624.3 million compared to Q3 2016.

Full Year 2016 Highlights

	2016	2015	Y/Y Change
Revenue	$929.8	$1,282.0	-27.5%
Gross Profit	$109.5	$187.9	-41.7%
Operating Income/(Loss)	($15.1)	$29.3	N/A
Net Loss	($34.7)	($5.1)	N/A

•	Revenue decreased by 27.5% to $929.8 million from $1.28 billion in 2015;
•	Sold solar power projects of 63.4MW;
•	Total external solar module shipments were 1.2 GW, compared to 1.6 GW in 2015;
•	Gross margin decreased to 11.8% from 14.7% in 2015;
•	Operating loss was $15.1 million, compared to operating income of $29.3 million in 2015;
•	Net loss attributable to holders of ordinary shares increased to $34.7 million from $5.1 million in 2015; and
•	LED sales of $30.4 million represented over 3% of total revenue in 2016.

1

Mr. Xianshou Li, ReneSola’s Chief Executive Officer, commented, “Overall business conditions in the quarter were mixed, with solid execution in downstream project sales, strong top-line sequential growth in LED distribution business and in-line revenue performance, offset by lower-than-expected gross margin. While the overall market environment was challenging in 2016, we have been executing our strategy to shift our business focus from manufacturing business to downstream project development business since the second half of 2015. I am excited about the progress we are making. We expect downstream project sales to pick up in the second quarter of 2017 due to the growth in pipeline as well as our solid execution in project monetization. While some of our end markets can be volatile and will continue to face challenges amidst opportunities, we will remain focused on our long-term objectives.”

Li continued, “We strived to effectively manage our working capital and improve balance sheet, which led to promising results, such as the improvement in days of account receivables and inventory turnover in the fourth quarter. We also reduced our total borrowing by $75 million and expect to pay down more debt in the quarters ahead. As we look to 2017, we remain positive on our downstream strategy and are excited about the business opportunities ahead of us."

Fourth Quarter 2016 Financial Results

Revenue of $232.1 million was up 24.1% q/q but down 21.7% y/y and was within the guidance of $220 million to $240 million. The decline in the year-over-year revenue reflected lower ASP and lower shipments to external customers.

Gross profit of $5.0 million was down 73.7% q/q and 89.5% y/y. Gross margin declined to 2.1% from 10.1% in Q3 2016 and from 16.0% in Q4 2015. The sequential margin decline was primarily due to lower wafer and module ASPs. Gross margin in Q4 2016 was below the guidance of high-single digits.

Operating expenses were $26.8 million, representing 11.5% of revenue, down from $30.7 million in Q3 2016 and $30.5 million in Q4 2015. Sales and marketing expenses were $7.3 million, down from $11.5 million in Q3 2016 as we reversed certain warranty expense to reflect the declining module ASP. During the quarter, we made impairment of long-lived assets of $4.6 million associated with our monocrystalline wafer equipment.

Operating loss was $21.8 million, compared to operating loss of $11.9 million in Q3 2016 and operating income of $16.9 million in Q4 2015.

Non-operating expenses of $0.2 million include net interest expense of $7.1 million, partially offset by gain on derivative of $2.0 million and foreign exchange gains of $4.9 million.

Net loss was $25.5 million, compared to net loss of $20.5 million in Q3 2016 and net income of $6.7 million in the prior-year period. Loss per ADS was $1.261.

Balance Sheet, Liquidity and Capital Resources

The Company had cash and cash equivalents (including restricted cash) of $133.2 million as of December 31, 2016, compared to $139.4 million at the end of Q3 2016. Total borrowings were $624.3 million, decreasing by $74.7 million from $699.0 million as of September 30, 2016. The Company utilized reduced working capital needs to pay down short-term debt, thus continuing to fulfill its long-term strategy of reducing debt.

1 The Company executed a ratio change for its American Depositary Receipt ("ADR") program effective on February 10, 2017. As a result, the number of the Company's shares represented by each ADS was changed from two (2) shares to ten (10) shares.

2

Full Year 2016 Financial Results

Revenue of $929.8 million was down 27.5% y/y.

Gross profit of $109.5 million was down 41.7% y/y. Gross margin decreased to 11.8% from 14.7% in 2015.

Operating expenses were $124.6 million, or 13.4% of revenue, compared to $158.6 million in 2015.

Operating loss was $15.1 million, compared to operating income of $29.3 million in 2015.

Non-operating expenses of $17.3 million include net interest expense of $31.6 million, partially offset by foreign exchange gain of $8.9 million, gain on derivative of $4.6 million and change in fair value of warrant derivative liabilities of $0.6 million in 2016.

Net loss was $34.7 million, which compares to net loss of $5.1 million in 2015. Net loss per ADS was $1.722.

Fourth Quarter Operating Highlights

The Company focused on developing, operating and selling high-quality solar power projects. Our business activities are centered on building a pipeline of distributed generation and utility-scale projects in attractive locations worldwide. In the fourth quarter, the Company continued to monetize its existing pipelines as part of its development cycle.

Project Sales

The Company recognized revenue from six utility-scale projects in the United Kingdom sold in the fourth quarter. These projects had approximately 26.0 MW of generating capacity. Additionally, the Company sold rooftop projects of 2.0 MW in China’s domestic distributed generation market in the quarter.

Project Sales	Location	Size (MW)
Carlam	UK	5.0
Carlam	UK	5.0
Kinmel	UK	5.0
Kinmel	UK	5.0
Rhewl	UK	3.0
Rhewl	UK	3.0
DG	China	2.0

Project Pipeline

As of March 20, 2017, the Company had a pipeline of over 1 GW of projects in various stages, of which 707 MW were projects that are “shovel-ready”. The shovel-ready projects include (i) projects that are overseas and that ReneSola has the legal right to develop based on definitive agreements, and (ii) projects in China that have been filed with National Development and Reform Commission. The Company identified a number of opportunities in China’s domestic distributed generation market, and now has 391.9 MW of such projects in the shovel-ready stage in its pipeline. The Company continues to focus on developed markets which are expected to have stable returns and healthy cash flow.

The following table sets forth our shovel-ready projects pipeline by location:

2 The Company executed a ratio change for its American Depositary Receipt ("ADR") program effective on February 10, 2017. As a result, the number of the Company's shares represented by each ADS was changed from two (2) shares to ten (10) shares.

3

Project Location	Shovel-ready (MW)
USA	108
UK	14.3
Japan	17.5
Canada	8.9
Turkey	116.0[3]
France	37.1
Poland	13.0
China DG	391.9
Total	706.7

As the Company announced earlier in March, it currently has over 330 MW project pipelines under construction and plans to construct over 550 MW of projects in 2017. During the construction phase, the projects will be financed by construction loans, as well as installment payments from buyers.

Modules and Wafers

During the fourth quarter, total external module shipments were 330.7 MW, up 72.9% from Q3 2016 and down 11.4% from Q4 2015. Total wafer shipments were 305.9 MW, up 5.3% from Q3 2016 and up 13.2% from Q4 2015. The sequential uptick in both module and wafer shipments reflected higher demand in the domestic market.

LED

LED revenue of $9.3 million was up 30.8% from $7.1 million in Q3 2016. Gross margin was 25.6%. The increase in revenue reflected growth from newly established relationships with sales agents in certain regions.

ReneSola remains optimistic about the growth prospects for its LED business. The market for energy efficient products is large and growing rapidly. LED lighting is one of the most effective products for reducing electricity consumption. The Company believes it can leverage its brand name and global distribution footprint to build an attractive, high margin business. The Company expects the LED business to grow into a meaningful financial contributor in the years ahead.

UK and Germany Anti-dumping and Countervailing Duty Update

The Company’s subsidiary in the United Kingdom (UK), ReneSola UK Ltd., has received a decision and subsequently a post-clearance duty demand note from Her Majesty's Revenue and Customs (HMRC) of the UK Government, which requires ReneSola to pay retrospective anti-dumping duty (ADD), countervailing duty (CVD) and value added tax of approximately £1.2 million (US$1.7 million) in total associated with certain imports of solar panels from ReneSola Singapore PTE and Enfield Solar Energy Ltd India between December 2013 and February 2014. UK Customs disagreed with the Company’s declared country of origin of these products. The Company is contesting the determination and has requested a review before HMRC. The final review decision of HMRC is expected to be announced in April or May 2017.  The Company expects to appeal any adverse decision to the competent customs tribunal in the UK.

3 With the start of operation, the projects will be transferred into a joint venture, in which ReneSola is expected to hold 50% of equity interest of the 116MW of projects.

4

The Company’s subsidiary in Germany, ReneSola Deutschland GmbH, has received a post-clearance duty demand note from Dutch Customs, which requires ReneSola Deutschland GmbH to pay retrospective ADD and CVD of approximately €11.8 million (US$13.1 million) in total associated with certain imports of solar panels from its various Indian OEM suppliers in late 2013 and early 2014. Dutch Customs disagreed with the Company’s declared country of origin of these imported products, and the Company has filed an administrative appeal with Dutch Customs and expects to receive a final decision by the end of April 2017. If Dutch Customs dismisses the appeal, ReneSola Deutschland GmbH expects to ask for a judicial review by lodging a judicial appeal before the Dutch Court.

The Company is vigorously contesting these claims, and it is currently unable to estimate the possibility of success or loss from its requests for review and/or appeal.  The general statute of limitations to collect arrears of custom duties expires after three year from the date on which an import declaration was filed provided that no deliberate customs fraud possibly leading to criminal liability has been committed. As such and since the Company has not received any additional claims up to the date of this announcement, the Company’s products imported into the European Union before March 28, 2014 should not be subject to further duty demand by relevant customs. Moreover, the Company has fully exited from using OEMs from India, and made no further shipments to the European Union since the termination of its undertaking agreement to sell PV products at or above the Minimum Import Price in June 2015.  However, any unfavorable outcome from these actions and disputes, including appeal of the outcome in these actions or disputes, may have a material adverse effect on the Company’s financial position, results of operations or resources in the future.

Outlook

For Q1 2017, the Company expects revenue in the range of $130 to $150 million, external wafer shipments in the range of 240MW to 260MW and external module shipments in the range of 250MW to 260MW.

For full year 2017, the Company expects revenue in the range of $900 million to $1,000 million.

Conference Call Information

ReneSola's management will host an earnings conference call on March 28, 2017 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 87882671.

A replay of the conference call may be accessed by phone at the following numbers until April 5, 2017. To access the replay, please again reference the conference passcode 87882671.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006022065
Other International	+61 281990299

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Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

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RENESOLA LTD
Unaudited Consolidated Balance Sheets
(US dollars in thousands)
	Dec 31,	Sep 30,	Dec 31,
	2016	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	37,336	28,834	38,045
Restricted cash	95,866	110,538	140,338
Accounts receivable, net of allowances for doubtful accounts	116,677	172,747	161,166
Inventories	143,976	185,210	193,171
Advances to suppliers-current	14,943	17,528	18,480
Amounts due from related parties	13,066	13,252	111
Value added tax recoverable	3,260	16,537	24,525
Prepaid income tax	1,081	1,451	3,609
Prepaid expenses and other current assets	22,838	12,054	27,770
Project assets	48,177	53,766	20,214
Deferred convertible notes issue costs-current	-	-	35
Derivative assets	2,716	624	56
Assets held-for-sale	7,558	-	4,241
Deferred tax assets-current, net	-	-	5,989
Total current assets	507,494	612,541	637,750

Property, plant and equipment, net	491,255	547,748	630,462
Prepaid land use right, net	31,850	35,491	37,240
Deferred tax assets-non-current, net	15,539	12,188	10,238
Advances for purchases of property, plant and equipment	846	285	382
Deferred project costs	16,375	17,275	20,874
Project assets-noncurrent	6,710	8,573	-
Other long-lived assets	18,337	12,522	9,374
Total assets	1,088,406	1,246,623	1,346,320

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current	-	-	26,145
Short-term borrowings	595,434	699,035	668,788
Accounts payable	223,303	281,257	300,176
Advances from customers-current	21,998	11,193	28,101
Amounts due to related parties	1,257	1,762	2,677
Other current liabilities	62,126	69,506	77,237
Income tax payable	315	128	130
Derivative liabilities	-	-	30
Warrant liability	-	-	578
Total current liabilities	904,433	1,062,881	1,103,862

Convertible notes payable-non-current
Long-term borrowings	28,836	-	38,777
Deferred revenue	32,243	30,101	32,376
Warranty	35,059	39,614	36,024
Deferred subsidies and other	20,824	21,904	23,242
Other long-term liabilities	866	375	105
Total liabilities	1,022,261	1,154,875	1,234,386

Shareholders' equity
Common shares	476,658	477,171	477,965
Additional paid-in capital	8,229	8,089	7,669
Accumulated loss	(469,975)	(444,512)	(435,277)
Accumulated other comprehensive income	51,233	51,000	61,577
Total equity attribute to ReneSola Ltd	66,145	91,748	111,934
Total shareholders' equity	66,145	91,748	111,934

Total liabilities and shareholders' equity	1,088,406	1,246,623	1,346,320

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RENESOLA LTD
Unaudited Consolidated Statements of Income
(US dollar in thousands, except ADS and share data)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	FY2016	FY2015

Net revenues from third parties	207,502	171,428	296,388	889,664	1,282,031
Net revenues from related parties	24,572	15,600		40,172
Total net revenues	232,074	187,028	296,388	929,836	1,282,031
Cost of revenues	(227,103)	(168,160)	(248,917)	(820,340)	(1,094,157)
Gross profit	4,971	18,868	47,471	109,496	187,874
GP%	2.1%	10.1%	16.0%	11.8%	14.7%

Operating (expenses) income:
Sales and marketing	(7,268)	(11,544)	(12,465)	(47,464)	(72,295)
General and administrative	(12,277)	(12,387)	(15,211)	(51,458)	(59,290)
Research and development	(5,362)	(6,311)	(9,518)	(27,287)	(43,905)
Other operating income	2,737	(489)	6,651	6,266	16,920
Impairment of long-lived assets and advances for purchases of property, plant and equipment	(4,625)	-	-	(4,625)	-
Total operating expenses	(26,795)	(30,731)	(30,543)	(124,568)	(158,570)

Income (loss) from operations	(21,824)	(11,863)	16,928	(15,072)	29,304
	1.3%	2.2%	5.7%	2.8%	2.3%
Non-operating (expenses) income:
Interest income	293	568	544	2,353	2,875
Interest expense	(7,368)	(8,235)	(10,352)	(33,940)	(43,418)
Foreign exchange gains (losses)	4,916	(3,324)	2,056	8,873	(2,138)
Gains (losses) on derivatives, net	2,002	323	(1,159)	4,592	(6,031)
Investment(loss) gain on disposal of subsidiaries	(75)	68	-	-	-
Gains on repurchase of convertible bonds	-	-	-	213	13,694
Fair value change of warrant liability	-	26	(315)	577	1,314

Income (loss) before income tax, noncontrolling interests	(22,056)	(22,437)	7,702	(32,404)	(4,400)

Income tax (expense) benefit	(3,407)	1,945	(1,046)	(2,294)	(675)
Net income (loss)	(25,463)	(20,492)	6,656	(34,698)	(5,075)

Less: Net income (loss) attributed to noncontrolling interests				-	-
Net income (loss) attributed to holders of ordinary shares	(25,463)	(20,492)	6,656	(34,698)	(5,075)

Earnings per share
Basic	(0.13)	(0.10)	0.03	(0.17)	(0.02)
Diluted	(0.13)	(0.10)	0.03	(0.17)	(0.02)

Earnings per ADS
Basic	(0.25)	(0.20)	0.07	(0.34)	(0.05)
Diluted	(0.25)	(0.20)	0.07	(0.34)	(0.05)

Earnings per ADS(1/5 Stock Split) 1=10shares
Basic(1/5 Stock Split) 1=10shares	(1.26)	(1.01)	0.33	(1.72)	(0.25)
Diluted(1/5 Stock Split) 1=10shares	(1.26)	(1.01)	0.33	(1.72)	(0.25)

Weighted average number of shares used in computing loss per share
Basic	201,774,449	201,990,602	203,137,831	202,229,767	204,085,041
Diluted	201,774,449	201,990,602	203,137,831	202,229,767	204,085,041

	Three Months Ended			Twelve Months Ended
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Net income (loss)	(25,463)	(19,465)	6,656	(34,698)	(5,075)
Other comprehensive income (loss)
Foreign exchange translation adjustment	233	(162)	(4,629)	(10,344)	(19,503)
Other comprehensive income (loss)	233	(162)	(4,629)	(10,344)	(19,503)

Comprehensive income (loss)	(25,230)	(19,627)	2,027	(45,042)	(24,578)
Less: comprehensive loss attributable to non-controlling interest
Comprehensive income (loss) attributable to ReneSola	(25,230)	(19,627)	2,027	(45,042)	(24,578)

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RENESOLA LTD
Unaudited Consolidated Statements of Cash Flow
(US dollar in thousands)
	For the year ended December 31,
	2016	2015
Operating activities:
Net profit/(loss)	(34,698)	(5,075)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	1,963	620
Depreciation and amortization	83,206	90,113
Amortization of deferred convertible bond issuances costs and premium	33	765
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	1,327	118
Gain (loss) on derivatives	(4,592)	6,031
Fair value change of warrant liability	(577)	(1,313)
Gain from settlement of certain payables		(9,126)
Share-based compensation	747	1,527
Gain (loss) on disposal of long-lived assets	(1,013)	308
Gain on disposal of solar project	(2,527)	-
Impairment of long-lived assets	4,625	4,350
Gain on CB repurchase	(212)	(13,693)
Changes in assets and liabilities:
Accounts receivable	22,036	(58,763)
Inventories	10,471	121,765
Project assets and deferred project cost	(5,317)	20,655
Advances to suppliers	860	8,283
Amounts due from related parties	(14,648)	(433)
Value added tax recoverable	20,644	4,279
Prepaid expenses and other assets	(7,746)	15,169
Prepaid land use rights, net	2,002	695
Accounts payable	(52,547)	(158,969)
Advances from customers	(1,909)	(58,666)
Income tax payable	2,686	(2,424)
Other current liabilities	118	(2,951)
Deferred revenue	(133)	32,376
Warranty	1,344	5,759
Deferred taxes assets	1,447	2,538
Other long-term liabilities	(56)	(1,728)
Net cash provided by (used in) operating activities	27,534	2,210

Investing activities:
Purchases of property, plant and equipment	(11,626)	(14,438)
Advances for purchases of property, plant and equipment	4,522	(2,383)
Proceeds from disposal of property, plant and equipment	7,508	5,751
Changes in restricted cash	36,675	(24,504)
Net cash received (paid) on settlement of derivatives	1,890	(4,371)
Proceeds from disposal of subsidiaries	3,191	(83)
Net cash provided by (used in) investing activities	42,160	(40,028)

Financing activities:
Proceeds from bank borrowings	1,013,574	1,100,033
Proceeds from related parties	-	(4,000)
Repayment of bank borrowings	(1,048,524)	(1,052,643)
Proceeds from exercise of stock options	-	641
Paid for CB repurchase	(25,931)	(54,377)
Cash paid for ADS/s repurchase	(1,493)	(812)
Net cash provided by (used in) financing activities	(62,374)	(11,158)

Effect of exchange rate changes	(8,029)	(12,827)

Net increase (decrease) in cash and cash equivalents	(709)	(61,803)
Cash and cash equivalents, beginning of period/year	38,045	99,848
Cash and cash equivalents, end of period/year	37,336	38,045

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